Exhibit 99.1

NICE Reports 28% Growth in Cloud Revenue and 10% Growth in Total
Revenue for the Second Quarter 2018

Strong Double-Digit Growth in Operating Income and Earnings Per Share

Annual Recurring Cloud Revenue is Expected to Exceed $500 Million by the End of 2018

Hoboken, New Jersey, August 9, 2018 - NICE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights

GAAP	Non-GAAP
Revenue of $342 million, growth of 10% year-over-year	Revenue of $345 million, growth of 10% year-over-year
Cloud revenue of $109 million, growth of 28% year-over-year	Cloud revenue of $110 million, growth of 28% year-over-year
Gross margin of 65.3% compared to 63.5% last year	Gross margin of 70.6% compared to 70.5% last year
Operating income of $46 million compared to $26 million last year, 80% growth year-over-year	Operating income of $85 million compared to $72 million last year, 19% growth year-over-year
Operating margin of 13.6% compared to 8.3% last year	Operating margin of 24.7% compared to 22.8% last year
Diluted EPS of $0.54 versus $0.33 last year, 64% growth year-over-year	Diluted EPS of $1.06 versus $0.90 last year, 18% growth year-over-year

The GAAP column of the table contains the financial highlights of the second quarter 2018 under ASC 606 with the comparison period under ASC 605.

The non-GAAP column of the table contains the financial highlights of the second quarter 2018 under ASC 605 with the comparison period under ASC 605.

“The continued strong execution around our growth pillars of cloud, analytics and artificial intelligence led to another quarter of double digit increases in total revenue and earnings per share. For each of these growth pillars, we believe that we are still at the early stage of our journey with a long runway for growth ahead of us,” said Barak Eilam, CEO, NICE.

Mr. Eilam continued, “A major part of this journey is the cloud, which grew 28% this quarter and is being driven by the continued success of our CXone platform, the only true, native, open cloud platform in the industry encompassing the broadest portfolio of customer experience solutions.  We are witnessing a growing movement of large enterprises shifting to the cloud, and we are capturing an increasing number of these opportunities with CXone.

Analytics was also a healthy contributor to the strong results in the second quarter.  Analytics solutions infused with artificial intelligence, like robotic process automation and ActimizeWatch, are helping to fuel the continued success of our analytics portfolio.”

GAAP Financial Highlights for the Second Quarter Ended June 30:

The GAAP numbers presented below for the second quarter 2018 are under ASC 606 and the comparison period GAAP numbers for the second quarter 2017 are under ASC 605

Revenues: Second quarter 2018 total revenues increased 9.8% to $342.0 million compared to $311.5 million for the second quarter of 2017.

Gross Profit: Second quarter 2018 gross profit and gross margin increased to $223.4 million and 65.3%, respectively, compared to $197.9 million and 63.5%, respectively, for the second quarter of 2017.

Operating Income: Second quarter 2018 operating income and operating margin increased to $46.4 million and 13.6%, respectively, compared to $25.8 million and 8.3%, respectively, for the second quarter of 2017.

Net Income: Second quarter 2018 net income and net income margin increased to $34.2 million and 10.0%, respectively, compared to $20.4 million and 6.6%, respectively, for the second quarter of 2017.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the second quarter of 2018 increased to $0.54 compared to $0.33 in the second quarter of 2017.

Operating Cash Flow and Cash Balance: Second quarter 2018 operating cash flow was $63.8 million. In the second quarter, $6.4 million was used for share repurchases. As of June 30, 2018, total cash and cash equivalents, short term investments and marketable securities were $688.5 million, and total debt was $451.7 million.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

The non-GAAP numbers presented below for the second quarter 2018 and for the comparison period non-GAAP numbers for the second quarter 2017 are both under ASC 605.

Revenues: Second quarter 2018 non-GAAP total revenues increased to $345.4 million, up 9.5% from $315.3 million for the second quarter of 2017.

Gross Profit: Second quarter 2018 non-GAAP gross profit and non-GAAP gross margin increased to $243.8 million and 70.6%, respectively, from $222.3 million and 70.5%, respectively, for the second quarter of 2017.

Operating Income: Second quarter 2018 non-GAAP operating income and non-GAAP operating margin increased to $85.4 million and 24.7%, respectively, from $72.0 million and 22.8%, respectively, for the second quarter of 2017.

Net Income: Second quarter 2018 non-GAAP net income and non-GAAP net income margin increased to $66.7 million and 19.3%, respectively, from $56.0 million and 17.8%, respectively, for the second quarter of 2017.

Fully Diluted Earnings Per Share: Second quarter 2018 non-GAAP fully diluted earnings per share increased 17.8% to $1.06, compared to $0.90 for the second quarter of 2017.

Third Quarter and Full Year 2018 Guidance:

Guidance for the third quarter and the full-year 2018 is provided using the accounting standard ASC 605 in order to provide better transparency and comparability to 2017 financial data, which was reported under ASC 605.

The following guidance does not include the financial data of Mattersight, as the acquisition has not yet closed.

Third Quarter 2018: Third quarter 2018 non-GAAP total revenues are expected to be in a range of $347 million to $357 million. Third quarter 2018 non-GAAP fully diluted earnings per share are expected to be in a range of $1.04 to $1.10.

Full Year 2018: The Company reaffirmed full year 2018 non-GAAP total revenues to be in an expected range of $1,434 million to $1,458 million. The Company increased full year 2018 non-GAAP fully diluted earnings per share to an expected range of $4.46 to $4.66.

Adoption of the New Revenue Recognition Standard - ASC 606

NICE adopted the new revenue recognition accounting standard, Accounting Standards Codification ("ASC") 606, effective January 1, 2018, on a modified retrospective basis. Financial results for reporting periods during 2018 are presented in compliance with the ASC 606. Historical financial results for reporting periods prior to 2018 are presented in conformity with amounts previously disclosed under the prior revenue recognition standard, ASC 605. This press release includes additional information to reconcile the impacts of the adoption of the new revenue recognition standard on the Company's financial results for the quarter ended June 30, 2018.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, August 9th, 2018 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-311-600, United Kingdom 0-800-678-1161, Israel 1-809-344-364. The Passcode is 783 901 37. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 287 261 71.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation, certain business combination accounting entries, amortization of discount on long term debt, ASC 606 to ASC 605 adjustments and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with competition, success and growth of the Company’s cloud Software-as-a-Service business, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel (including, with respect to the Company’s proposed acquisition of Mattersight Corporation), successful execution of the Company’s growth strategy, the effects of tax reforms and of newly enacted or modified laws, regulation or standards on the Company and its products, and other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$49,397	$68,736	$110,767	$137,193
Services	184,128	158,236	354,345	316,652
Cloud	108,517	84,568	212,372	163,317
Total revenue	342,042	311,540	677,484	617,162

Cost of revenue:
Product	7,395	13,513	15,532	26,724
Services	57,153	54,558	115,538	113,274
Cloud	54,138	45,533	106,131	89,340
Total cost of revenue	118,686	113,604	237,201	229,338

Gross profit	223,356	197,936	440,283	387,824

Operating expenses:
Research and development, net	43,455	42,886	89,322	85,840
Selling and marketing	89,820	87,694	179,746	166,895
General and administrative	33,116	31,334	69,488	60,561
Amortization of acquired intangible assets	10,586	10,188	21,171	20,753
Total operating expenses	176,977	172,102	359,727	334,049

Operating income	46,379	25,834	80,556	53,775

Finance and other expense, net	2,937	3,388	6,905	12,378

Income before tax	43,442	22,446	73,651	41,397
Taxes on income	9,207	2,005	15,890	3,667
Net income	$34,235	$20,441	$57,761	$37,730

Basic earnings per share	$0.56	$0.34	$0.94	$0.63

Diluted earnings per share	$0.54	$0.33	$0.92	$0.61

Weighted average number of shares outstanding used to compute:

Basic earnings per share	61,212	60,277	61,133	60,203
Diluted earnings per share	63,031	61,962	62,904	61,857

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS AND ASC 606 TO NON-GAAP ASC 605
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2018	2017	2018	2017
GAAP revenues	$342,042	$311,540	$677,484	$617,162
Valuation adjustment on acquired deferred product revenue	70	46	85	265
Valuation adjustment on acquired deferred services revenue	200	2,094	506	3,091
Valuation adjustment on acquired deferred cloud revenue	1,416	1,648	3,302	2,859
ASC 606 to ASC 605 revenue adjustment	1,681	-	4,958	-
Non-GAAP revenues	$345,409	$315,328	$686,335	$623,377

GAAP cost of revenue	$118,686	$113,604	$237,201	$229,338
Amortization of acquired intangible assets on cost of product	(1,336)	(6,056)	(3,925)	(12,414)
Amortization of acquired intangible assets on cost of services	(987)	(1,159)	(1,810)	(4,367)
Amortization of acquired intangible assets on cost of cloud	(12,705)	(10,975)	(25,460)	(21,950)
Valuation adjustment on acquired deferred cost of cloud	324	331	660	762
Cost of product revenue adjustment (1)	-	(161)	(188)	(336)
Cost of services revenue adjustment (1)	(1,896)	(1,847)	(3,649)	(3,722)
Cost of cloud revenue adjustment (1)	(645)	(714)	(1,414)	(1,483)
ASC 606 to ASC 605 cost of revenue adjustment	203	-	327	-
Non-GAAP cost of revenue	$101,644	$93,023	$201,742	$185,828

GAAP gross profit	$223,356	$197,936	$440,283	$387,824
Gross profit adjustments	20,409	24,369	44,310	49,725
Non-GAAP gross profit	$243,765	$222,305	$484,593	$437,549

GAAP operating expenses	$176,977	$172,102	$359,727	$334,049
Research and development (1)	(1,795)	(2,236)	(4,139)	(4,447)
Sales and marketing (1)	(6,851)	(5,863)	(13,154)	(11,509)
General and administrative (1)	(4,168)	(3,501)	(8,950)	(5,387)
Amortization of acquired intangible assets	(10,586)	(10,188)	(21,171)	(20,753)
ASC 606 to ASC 605 operating expenses adjustment	4,829	-	3,084	-
Non-GAAP operating expenses	$158,406	$150,314	$315,397	$291,953

GAAP finance & other expense, net	$2,937	$3,388	$6,905	$12,378
Amortization of discount on long-term debt	(2,094)	(2,094)	(4,257)	(9,259)
Non-GAAP finance & other expense, net	$843	$1,294	$2,648	$3,119

GAAP taxes on income	$9,207	$2,005	$15,890	$3,667
Tax adjustments re non-GAAP adjustments	9,316	12,696	19,091	27,687
Tax adjustment re ASC 606 to ASC 605	(700)	-	329	-
Non-GAAP taxes on income	$17,823	$14,701	$35,310	$31,354

GAAP net income	$34,235	$20,441	$57,761	$37,730
Valuation adjustment on acquired deferred revenue	1,686	3,788	3,893	6,215
Valuation adjustment on acquired deferred cost of cloud revenue	(324)	(331)	(660)	(762)
Amortization of acquired intangible assets	25,614	28,378	52,366	59,484
Share-based compensation (1)	15,355	14,322	31,494	26,884
Amortization of discount on long term debt	2,094	2,094	4,257	9,259
Tax adjustments re non-GAAP adjustments	(9,316)	(12,696)	(19,091)	(27,687)
ASC 606 to ASC 605 adjustments	(2,651)	-	1,218	-
Non-GAAP net income	$66,693	$55,996	$131,238	$111,123

GAAP diluted earnings per share	$0.54	$0.33	$0.92	$0.61

Non-GAAP diluted earnings per share	$1.06	$0.90	$2.09	$1.80

Shares used in computing GAAP diluted earnings per share	63,031	61,962	62,904	61,857

Shares used in computing non-GAAP diluted earnings per share	63,031	61,962	62,904	61,857

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS AND ASC 606 TO NON-GAAP ASC 605 (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended		Year to date
	June 30,		June 30,
	2018	2017	2018	2017

Cost of product revenue	$-	$(161)	$(188)	$(336)
Cost of services revenue	(1,896)	(1,847)	(3,649)	(3,722)
Cost of cloud revenue	(645)	(714)	(1,414)	(1,483)
Research and development	(1,795)	(2,236)	(4,139)	(4,447)
Sales and marketing	(6,851)	(5,863)	(13,154)	(11,509)
General and administrative	(4,168)	(3,501)	(8,950)	(5,387)
	$(15,355)	$(14,322)	$(31,494)	$(26,884)

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$364,816	$328,302
Short-term investments	145,793	63,951
Trade receivables	209,667	230,729
Prepaid expenses and other current assets	89,984	70,074

Total current assets	810,260	693,056

LONG-TERM ASSETS:
Long-term investments	177,939	132,820
Property and equipment, net	124,516	118,275
Deferred tax assets	12,955	11,850
Other intangible assets, net	498,999	551,347
Goodwill	1,315,892	1,318,242
Other long-term assets	64,289	19,496

Total long-term assets	2,194,590	2,152,030

TOTAL ASSETS	$3,004,850	$2,845,086

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$31,729	$29,438
Deferred revenues and advances from customers	212,848	184,564
Accrued expenses and other liabilities	302,011	309,350

Total current liabilities	546,588	523,352

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	38,168	37,550
Deferred tax liabilities	58,302	57,796
Long-term debt	451,736	447,642
Other long-term liabilities	26,802	29,185

Total long-term liabilities	575,008	572,173

SHAREHOLDERS' EQUITY	1,883,254	1,749,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,004,850	$2,845,086

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$34,235	$20,441	$57,761	$37,730
Less loss (income) for the period from discontinued operation
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	36,920	37,013	74,857	76,156
Stock based compensation	15,355	14,322	31,494	26,884
Amortization of premium and discount and accrued interest on marketable securities	(9)	(39)	(307)	151
Deferred taxes, net	(10,245)	(9,871)	(19,912)	(21,542)
Changes in operating assets and liabilities:
Trade Receivables	18,842	5,581	2,688	61,880
Prepaid expenses and other current assets	(15,809)	(1,200)	(28,228)	(7,987)
Trade payables	7,833	(6,857)	2,332	(6,969)
Accrued expenses and other current liabilities	(6,044)	(4,302)	(10,464)	(35,601)
Deferred revenue	(19,011)	12,852	87,106	63,516
Long term liabilities	(404)	(859)	(787)	(1,606)
Amortization of discount on long term debt	2,094	2,094	4,257	9,259
Other	56	(514)	(127)	(465)
Net cash provided by operating activities	63,813	68,661	200,670	201,406

Investing Activities

Purchase of property and equipment	(8,248)	(12,332)	(13,564)	(22,746)
Purchase of Investments	(52,278)	(17,227)	(187,923)	(42,226)
Proceeds from Investments	40,692	4,000	59,709	36,016
Capitalization of software development costs	(7,672)	(7,156)	(15,476)	(14,094)
Net cash used in investing activities	(27,506)	(32,715)	(157,254)	(43,050)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	4,199	8,642	7,443	12,375
Purchase of treasury shares	(6,361)	(7,618)	(10,613)	(16,047)
Dividends paid	-	-	-	(9,637)
Repayment of long term debt	-	-	-	(260,000)
Proceeds from issuance of debt, net of costs	-	-	-	260,842
Net cash provided by (used in) financing activities	(2,162)	1,024	(3,170)	(12,467)

Effect of exchange rates on cash and cash equivalents	(3,790)	901	(3,732)	1,707

Net change in cash and cash equivalents	30,355	37,871	36,514	147,596
Cash and cash equivalents, beginning of period	334,461	266,751	328,302	157,026

Cash and cash equivalents, end of period	$364,816	$304,622	$364,816	$304,622